Mail Stop 4561

June 27, 2008

Stephen Ambler
Chief Financial Officer and Vice President, Finance
Immersion Corporation
801 Fox Lane
San Jose, California 95131

> **Re: Immersion Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-27969**

Dear Mr. Ambler:

We have reviewed the above referenced filing and have the following comments. Please note that our review has been limited in scope. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1A. Risk Factors, page 17

We depend on third-party suppliers… page 23

1. We note your disclosure that you rely on limited and single source suppliers for certain products and components and that any delays or constraints in supplies could adversely affect your business operations. To the extent you are materially dependent on limited and single source suppliers, you should include in the business section a discussion regarding your reliance on suppliers as well as a

brief description of the material terms of the agreements. Further, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 3. Legal Proceedings, page 33

2. In future filings, please specifically identify the names of any courts, such as "the Court" and "the District Court" to which you refer on pages 34-35. We presume from your risk factor disclosure on page 19 that you are referring here to the U.S. District Court for the Northern District of California. See Item 103 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 18. Contingencies, pages 80-82

3. Please tell us whether there is a least a reasonable possibility that losses exceeding amounts already recognized may have been incurred in any of the litigation matters. If such losses are reasonably possible, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made.

Note 20. Quarterly Results of Operations (Unaudited) (Restated), page 86

4. Please provide us with the analysis that you performed in concluding that amendments to your 2007 Form 10-Q filings were not necessary in order to reflect the restatement.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 90

5. You state that because of a material weakness, management concluded that your "disclosure controls and procedures did not adequately provide for effective internal control over financial reporting as of December 31, 2007…." However, you do not specifically state the determination of management with respect to the effectiveness of the company's internal control over financial reporting. In future filings, please include an unambiguous statement as to whether or not internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting, page 90

6. On page 90, you state that "[e]xcept for the material weakness described above, there were no changes to internal controls over financial reporting . . . for the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." It is unclear from your disclosure what changes were made, if any, to your internal control over financial reporting during the quarter ended December 31, 2007. Please tell us whether there were any changes made to your internal control over financial reporting during this period.

Exhibits

7. We note that you have significant customers from which you derive revenue of over 10%. For example, you state on page 15 that for the years ended December 31, 2007, 2006 and 2005, respectively 11%, 18%, and 11% of the company's total revenues consisted of licensing, product revenue, or development revenues from Medtronic. As a further example, you state on page 23 that "Laerdal Medical Corporation accounts for a significant portion of our revenues and a reduction in sales to Laerdal may reduce our total revenue." Please provide us with an analysis as to why you have determined that your agreements, if any, with these customers do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Signatures

8. We note the filing is not signed by your controller or principal accounting officer, or a person with this designation. Note that any person who occupies more than one position should indicate each capacity in which he or she signs. Please tell us whether the chief financial officer or other signatory to the Form 10-K also serves as the controller or principal accounting officer. If so, please provide us with a representation that you will identify the controller or principal accounting officer in future filings. If not, please amend the Form 10-K to include the signature and title of the controller or principal accounting officer. See General Instruction D.2. of Form 10-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng at (202) 551-3457 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief